PLACE TECHNOLOGY, INC.

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Place Technology, Inc.
Austin, Texas

We have reviewed the accompanying consolidated financial statements of Place Technology, Inc. (the "Company,"), which comprise the consolidated balance sheet as of December 31, 2022 and December 31, 2021, and the related consolidated statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

August 2, 2023
Los Angeles, California

PLACE TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEET

(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	523,252	$	410,273
Acccounts Receivable, net		335,700		140,245
Prepaids and Other Current Assets		228,515		147,504
Total Current Assets		**1,087,467**		**698,021**
Security Deposit		17,954		17,996
Property and Equipment, net		30,418		29,506
Deferred Tax Assets		2,788		1,623
Total Assets	**$**	**1,138,627**	**$**	**747,147**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	120,089	$	100,366
Credit Cards		53,239		42,337
Current Portion of Loans and Notes		15,360		15,360
Shareholder Loan		4,890		-
Deferred Revenue		291,340		212,150
Other Current Liabilities		114,297		40,974
Total Current Liabilities		**599,215**		**411,187**
Promissory Notes and Loans		251,525		252,500
Convertible Notes		3,425,000		-
Accrued Interest on Convertible Notes		203,692		-
Total Liabilities		**4,479,433**		**663,687**
STOCKHOLDERS EQUITY				
Common Stock		22,602		22,587
Series Seed-1 Preferred Stock		13,232		13,232
Series Seed-2 Preferred Stock		9,767		9,767
Additional Paid in Capital		6,709,402		6,692,981
Other Comprehensive Income		(6,944)		17,730
Retained Earnings/(Accumulated Deficit)		(10,088,866)		(6,672,837)
Total Stockholders' Equity		**(3,340,806)**		**83,460**
Total Liabilities and Stockholders' Equity	**$**	**1,138,627**	**$**	**747,147**

See accompanying notes to financial statements.

PLACE TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	**2022**	**2021**
(USD $ in Dollars)		
Net Revenue	$ 922,481	$ 1,055,627
Cost of Goods Sold	219,683	91,244
Gross profit	702,799	964,383
Operating expenses		
General and Administrative	2,554,403	2,415,981
Research and Development	668,646	852,084
Sales and Marketing	627,166	361,183
Total operating expenses	3,850,216	3,629,247
Operating Income/(Loss)	(3,147,417)	(2,664,865)
Interest Expense	203,692	1,541
Other Loss/(Income)	20,439	9,004
Income/(Loss) before provision for income taxes	(3,371,549)	(2,675,409)
Provision/(Benefit) for income taxes	44,480	11,127
Net Income/(Net Loss)	**$ (3,416,029)**	**$ (2,686,537)**

See accompanying notes to financial statements.

PLACE TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Series Seed-1 Preferred Stock		Series Seed-2 Preferred Stock		Additional Paid In Capital	Other Comprehensive Income	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance—December 31, 2020	22,561,250	**$ 22,561**	13,232,102	**$ 13,232**		**$ -**	**$ 3,653,613**	**$ 18,662**	**$ (3,986,301)**	**$ (278,233)**
Issuance of Stock	25,843	$ 26	-	$ -	9,767,404	$ 9,767	$ 3,035,196			3,044,989
Other Comprehensive Income								(932)		(932)
Share-Based Compensation							4,172			4,172
Net income/(loss)									(2,686,537)	(2,686,537)
Balance—December 31, 2021	22,587,093	22,587	13,232,102	13,232	9,767,404	9,767	6,692,981	17,730	$ (6,672,837)	**$ 83,460**
Issuance of Stock	15,000	15	-	-	-	-	860			875
Share-Based Compensation							15,561			15,561
Other Comprehensive Income								(24,674)		(24,674)
Net income/(loss)									(3,416,029)	(3,416,029)
Balance—December 31, 2022	**22,602,093**	**$ 22,602**	**13,232,102**	**$ 13,232**	**9,767,404**	**$ 9,767**	**$ 6,709,402**	**$ (6,944)**	**$ (10,088,866)**	**$ (3,340,806)**

See accompanying notes to financial statements.

PLACE TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (3,416,029)	$ (2,686,537)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Share-based Compensation	15,561	4,172
Depreciation	9,449	7,377
Other Comprehensive Income	(24,674)	36,392
Changes in operating assets and liabilities:		
Acccounts receivable, net	(195,456)	227,409
Prepaids and Other Current Assets	(81,011)	(73,934)
Accounts Payable	19,723	(352,794)
Deferred Revenue	79,190	66,751
Credit Cards	10,902	42,337
Other Current Liabilities	73,323	1,045
Deferred Tax Assets	(1,164)	(1,623)
Security Deposit	43	(3,468)
Accrued Interest on Convertible Notes	203,692	
Net cash provided/(used) by operating activities	**(3,306,450)**	**(2,732,873)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(10,361)	(36,883)
Net cash provided/(used) in investing activities	**(10,361)**	**(36,883)**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution	875	3,044,989
Shareholder Loans, net	4,890	(34,275)
Borrowing on Promissory Notes and Loans	(975)	22,995
Borrowing on Convertible Notes	3,425,000	-
Net cash provided/(used) by financing activities	**3,429,790**	**3,033,710**
Change in Cash	112,980	263,954
Cash—beginning of year	410,273	146,319
Cash—end of year	**$ 523,252**	**$ 410,273**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ 1,541
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	-	
Issuance of equity in return for accrued payroll and other liabilities		

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Place Technology, Inc. was incorporated by conversion of a Delaware limited liability company under the name of "Place Technology LLC" to a Delaware corporation, changing its name from "Place Technology LLC" to "Place Technology, Inc." in the State of Delaware on October 1, 2019. Place Technology LLC was originally created in 2018. The Company has a wholly owned subsidiary Place Engineering India Private Ltd, which was incorporated on April 1, 2019 in India and provides software development services to Place Technology, Inc. The financial statements of Place Technology Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Austin, Texas.

Place Technology provides a cloud-based platform that streamlines and automates revenue recognition and billing processes. With increased visibility into revenue and billing data, businesses can improve cash flow management and forecasting, and reduce errors and discrepancies that lead to customer dissatisfaction and lost revenue. By automating manual billing tasks, Place Technology saves businesses time and money, while improving overall efficiency. With a user-friendly interface and intuitive reporting, Place Technology makes it easy for businesses to manage their revenue and billing processes.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $230,927 and $154,506, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computer Equipment	5 years
Furniture & Fixtures	5 years
Office Equipment	5 years

Income Taxes

Place Technology, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from cloud-based platform that streamlines and automates revenue recognition and billing processes.

Cost of sales

Costs of sales include the cost of goods, onboarding costs, and transfer pricing cost.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $627,166 and $361,183, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 2, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Prepayments	205,048	142,796
Sales tax receivable	23,467	3,904
Other current asset	-	805
Total Prepaids and Other Current Assets	**$ 228,515**	**$ 147,504**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Payroll payable	72,561	24,296
Income Tax Payable	22,676	2,685
Other Current Liabilities	19,060	13,993
Total Other Current Liabilities	**$ 114,297**	**$ 40,974**

4. PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Computer Equipment	$ 39,534	$ 28,456
Furniture & Fixtures	5,965	7,194
Office Equipment	1,745	1,232
Property and Equipment, at Cost	**47,244**	**36,883**
Accumulated depreciation	(16,825)	(7,377)
Property and Equipment, Net	**$ 30,418**	**$ 29,506**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 were in the amount of $9,449 and $7,377, respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 63,106,777 shares of Common Stock with a par value of $0.001. As of December 31, 2022, and December 31, 2021, 22,602,093 shares and 22,587,093 shares were issued and outstanding, respectively.

Series Seed-1 Preferred (SS1) Stock

The Company is authorized to issue 63,106,777 shares of Series Seed-1 Preferred (SS1) Stock with par value of $0.001. As of December 31, 2022, and December 31, 2021, 13,232,102 shares have been issued and are outstanding.

Series Seed-2 Preferred (SS1) Stock

The Company is authorized to issue 10,325,000 shares of Series Seed-2 Preferred (SS2) Stock with par value of $0.001. As of December 31, 2022, and December 31, 2021, 9,764,404 shares have been issued and are outstanding.

6. SHAREBASED COMPENSATION

During 2019, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 3,536,750 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	133,990	$ 0.06	-
Granted	261,000		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021	394,990	$ 0.06	10.02
Exercisable Options at December 31, 2021	182,000	$ 0.06	10.02
Granted	1,149,500	$ -	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2022	1,544,490	$ 0.06	9.02
Exercisable Options at December 31, 2022	298,351	$ 0.06	9.02

Stock option expense for the years ended December 31, 2022 and December 31, 2021 was $15,561 and $4,172, respectively.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA Loan-1	$ 200,000	3.75%	10/2/2021	10/2/2051	$ 7,500	9,349.32	$ 11,700	$ 192,685	$ 213,734	$ 1,849	$ 1,849	$ 11,700	$ 193,660	$ 207,209
SBA loan-2	$ 62,500	3.75%	4/20/2020	4/20/2050	$ 2,344	6,324.91	$ 3,660	$ 58,840	$ 68,825	$ 2,344	$ 3,981	$ 3,660	$ 58,840	$ 66,481
Total					**$ 9,844**	**$ 15,674**	**$ 15,360**	**$ 251,525**	**$ 282,559**	**$ 4,193**	**$ 5,830**	**$ 15,360**	**$ 252,500**	**$ 273,690**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ 15,360
2024	15,360
2025	15,360
2026	15,360
2027	15,360
Thereafter	190,085
Total	**$ 266,885**

Owner Loans

During 2022, the Company borrowed money from the owner Brandon Metcalf. The details of the loans from the owner are as follows:

					For the Year Ended December 2022			For the Year Ended December 2021		
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Brandon Metcalf	$ 4,890	0.00%	Fiscal Year 2022	No set maturity	$ 4,890		$ 4,890	$ -		$ -
Total					$ 4,890	$ -	$ 4,890	$ -	$ -	$ -

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
A certain investor	$ 100,000	7.00%	01/14/2022	18months	$ 6,732	$ 6,732	$ -	$ 100,000	$ 106,732	$ -	$ -	$ -	$ -	$ -
A certain investor	$ 100,000	7.00%	01/14/2022	18months	$ 6,732	$ 6,732	$ -	$ 100,000	$ 106,732	$ -	$ -	$ -	$ -	$ -
A certain investor	$ 100,000	7.00%	01/14/2022	18months	$ 6,732	$ 6,732	$ -	$ 100,000	$ 106,732	$ -	$ -	$ -	$ -	$ -
A certain investor	$ 100,000	7.00%	01/14/2022	18months	$ 6,732	$ 6,732	$ -	$ 100,000	$ 106,732	$ -	$ -	$ -	$ -	$ -
A certain investor	$ 100,000	7.00%	01/14/2022	18months	$ 6,732	$ 6,732	$ -	$ 100,000	$ 106,732	$ -	$ -	$ -	$ -	$ -
A certain investor	$ 100,000	7.00%	01/14/2022	18months	$ 6,732	$ 6,732	$ -	$ 100,000	$ 106,732	$ -	$ -	$ -	$ -	$ -
A certain investor	$ 200,000	7.00%	01/14/2022	18months	$ 13,463	$ 13,463	$ -	$ 200,000	$ 213,463	$ -	$ -	$ -	$ -	$ -
A certain investor	$ 50,000	7.00%	01/14/2022	18months	$ 3,366	$ 3,366	$ -	$ 50,000	$ 53,366	$ -	$ -	$ -	$ -	$ -
A certain investor	$ 125,000	7.00%	01/14/2022	18months	$ 8,414	$ 8,414	$ -	$ 125,000	$ 133,414	$ -	$ -	$ -	$ -	$ -
A certain investor	$ 60,000	7.00%	01/25/2022	18months	$ 3,912	$ 3,912	$ -	$ 60,000	$ 63,912	$ -	$ -	$ -	$ -	$ -
A certain investor	$ 70,000	7.00%	01/31/2022	18months	$ 4,484	$ 4,484	$ -	$ 70,000	$ 74,484	$ -	$ -	$ -	$ -	$ -
A certain investor	$ 100,000	7.00%	01/31/2022	18months	$ 6,405	$ 6,405	$ -	$ 100,000	$ 106,405	$ -	$ -	$ -	$ -	$ -
A certain investor	$ 50,000	7.00%	02/01/2022	18months	$ 3,193	$ 3,193	$ -	$ 50,000	$ 53,193	$ -	$ -	$ -	$ -	$ -
A certain investor	$ 125,000	7.00%	02/07/2022	18months	$ 7,839	$ 7,839	$ -	$ 125,000	$ 132,839	$ -	$ -	$ -	$ -	$ -
A certain investor	$ 300,000	7.00%	02/14/2022	18months	$ 18,411	$ 18,411	$ -	$ 300,000	$ 318,411	$ -	$ -	$ -	$ -	$ -
A certain investor	$ 100,000	7.00%	02/14/2022	18months	$ 6,137	$ 6,137	$ -	$ 100,000	$ 106,137	$ -	$ -	$ -	$ -	$ -
A certain investor	$ 25,000	7.00%	02/15/2022	18months	$ 1,529	$ 1,529	$ -	$ 25,000	$ 26,529	$ -	$ -	$ -	$ -	$ -
A certain investor	$ 30,000	7.00%	02/16/2022	18months	$ 1,830	$ 1,830	$ -	$ 30,000	$ 31,830	$ -	$ -	$ -	$ -	$ -
A certain investor	$ 50,000	7.00%	02/16/2022	18months	$ 3,049	$ 3,049	$ -	$ 50,000	$ 53,049	$ -	$ -	$ -	$ -	$ -
A certain investor	$ 25,000	7.00%	02/17/2022	18months	$ 1,520	$ 1,520	$ -	$ 25,000	$ 26,520	$ -	$ -	$ -	$ -	$ -
A certain investor	$ 50,000	7.00%	02/17/2022	18months	$ 3,040	$ 3,040	$ -	$ 50,000	$ 53,040	$ -	$ -	$ -	$ -	$ -
A certain investor	$ 25,000	7.00%	02/25/2022	18months	$ 1,482	$ 1,482	$ -	$ 25,000	$ 26,482	$ -	$ -	$ -	$ -	$ -
A certain investor	$ 975,000	7.00%	02/25/2022	18months	$ 57,779	$ 57,779	$ -	$ 975,000	$ 1,032,779	$ -	$ -	$ -	$ -	$ -
A certain investor	$ 50,000	7.00%	02/25/2022	18months	$ 2,963	$ 2,963	$ -	$ 50,000	$ 52,963	$ -	$ -	$ -	$ -	$ -
A certain investor	$ 240,000	7.00%	02/28/2022	18months	$ 14,084	$ 14,084	$ -	$ 240,000	$ 254,084	$ -	$ -	$ -	$ -	$ -
A certain investor	$ 25,000	7.00%	12/19/2022	18months	$ 58	$ 58	$ -	$ 25,000	$ 25,058	$ -	$ -	$ -	$ -	$ -
A certain investor	$ 125,000	7.00%	12/19/2022	18months	$ 288	$ 288	$ -	$ 125,000	$ 125,288	$ -	$ -	$ -	$ -	$ -
A certain investor	$ 25,000	7.00%	12/19/2022	18months	$ 58	$ 58	$ -	$ 25,000	$ 25,058	$ -	$ -	$ -	$ -	$ -
Total	**$ 3,425,000**				**$ 203,692**	**$ 203,692**	**$ -**	**$ 3,425,000**	**$ 3,628,692**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**

The convertible notes are convertible into preferred shares at a conversion price. The conversion price is equal to the quotient determined by dividing the Valuation Cap by the Fully Diluted Capitalization as of the Maturity Date. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,	**2022**	**2021**
Net Operating Loss	$ (669,339)	$ (628,407)
Valuation Allowance	669,339	628,407
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (1,825,991)	$ (1,156,653)
Valuation Allowance	1,825,991	1,156,653
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss (“NOL”) carryforwards of $8,695,197, and the Company had state net operating loss (“NOL”) carryforwards of approximately $8,695,197. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company’s ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

During 2022, the Company borrowed money from the owner Brandon Metcalf. The loan bears no interest rate. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $4,890 and $0, respectively.

During the period spanning from January 1, 2022, to July 25, 2023, the Company generated revenue from Blueprint Advisory Software LLC, which is owned by Mr. Brandon Metcalf, the major shareholder of Place Technology, Inc. in the amount of $786,694. At the same time, Blueprint Advisory Software LLC provided onboarding services and charged $331,823 to the company.

During the period spanning from January 1, 2022, to July 25, 2023, the Company generated revenue by providing servies to Asymbl Inc., amounting to $159,453. Asymbl Inc., is owned by Mr. Brandon Metcalf, the major shareholder of Place Technology Inc.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through August 2, 2023, which is the date the consolidated financial statements were available to be issued.

The Company raised $1,050,000 by issuing convertible notes with bears an interest rate of 7% and the maturity date is set to June 19, 2024.

On August 2, 2023, the company raised additional share capital in the amount $268,000.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $3,147,417, an operating cash flow loss of $3,306,450, and liquid assets in cash of $523,252, which less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise a substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.